                                  Form U-13-60
                     Mutual and Subsidiary Service Companies

                            Revised February 7, 1980


                                  ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2001 and Ending December 31, 2001


                                     To The

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    NISOURCE CORPORATE SERVICES COMPANY, INC.
--------------------------------------------------------------------------------
                          (Exact Name of Report Company

                          A Subsidiary Service Company

                           ("Mutual" or "Subsidiary")


                     Data of Incorporation December 31, 1932
                                           -----------------

    State or Sovereign Power Under which Incorporated or Organized - Delaware
                                                                     --------


          Location of Principal Executive Offices of Reporting Company:

                      801 East 86th Avenue, Merillville, IN

                           VINCENT DEVITO, CONTROLLER
                             200 Civic Center Drive
                               Columbus, OH 43215

--------------------------------------------------------------------------------
      (Name, title and address of officer to whom correspondence concerning this report should be addressed)


                       NISOURCE, INC/COLUMBIA ENERGY GROUP
--------------------------------------------------------------------------------
       (Name of Principal Holding Company whose Subsidiaries are served by
                               Reporting Company)

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01[b]).

6. Deficits Displayed - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01[C]).

7. Major Amendments or Corrections - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart - The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


--------------------------------------------------------------------------------

                                                                                         Schedule or
                                                                                           Account                        Page
                   Description of Schedules and Accounts                                    Number                       Number
----------------------------------------------------------------------------          ----------------               ------------
COMPARATIVE BALANCE SHEET                                                               Schedule I                         5-6

     Service Company Property                                                           Schedule II                        7-8

     Accumulated Provision For Depreciation and                                         Schedule III                        9
       Amortization of Service Company Property

     Investments                                                                        Schedule IV                        10

     Accounts Receivable From Associated Companies                                      Schedule V                        11-12

     Fuel Stock Expenses Undistributed                                                  Schedule VI                        13

     Stores Expense Undistributed                                                       Schedule VII                       14

     Miscellaneous Current and Accrued Assets                                           Schedule VIII                      15

     Miscellaneous Deferred Debits                                                      Schedule IX                        16

     Research, Development or Demonstration Expenditures                                Schedule X                         17

     Proprietary Capital                                                                Schedule XI                        18

     Long-Term Debt                                                                     Schedule XII                       19

     Current and Accrued Liabilities                                                    Schedule XIII                     20-21

     Notes to Financial Statements                                                      Schedule XIV                      22-23


COMPARATIVE INCOME STATEMENT                                                            Schedule XV                        24

     Analysis of Billing - Associate Companies                                          Account 457                        25

     Analysis of Billing - Nonassociate Companies                                       Account 458                        26

     Analysis of Charges for Service - Associate and                                    Schedule XVI                       27
       Nonassociate Companies

     Schedule of Expense by Department or Service Function                              Schedule XVII                     28-30

     Departmental Analysis of Salaries                                                  Account 920                        31

     Outside Services Employed                                                          Account 923                       32-35

     Employee Pensions and Benefits                                                     Account 926                        36

     General Advertising Expenses                                                       Account 930.1                      37

     Miscellaneous General Expenses                                                     Account 930.2                      38

     Rents                                                                              Account 931                        39

     Taxes Other Than Income Taxes                                                      Account 408                        40

     Donations                                                                          Account 426.1                      41

     Other Deductions                                                                   Account 426.5                      42

     Notes to Statement of Income                                                       Schedule XVIII                     43

                        LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                                                     Page
                     Description of Reports or Statements                           Number

------------------------------------------------------------------------------------------
Organization Chart                                                                    44

Methods of Allocation                                                                 45

Annual Statement of Compensation for Use of Capital Billed                           46-47

Officer Authorization                                                                 48

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                                      2001

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

           Give balance sheet of the Company as of December 31 of the current and prior year

ACCOUNT                        ASSETS AND OTHER DEBITS                                AS OF DECEMBER 31
--------------  ------------------------------------------------------------   -------------------------------
                                                                                CURRENT               PRIOR
--------------------------------------------------------------------------------------------------------------
                                                                                $    000             $    000

                    SERVICE COMPANY PROPERTY
     101             Service company property (Schedule II)                       87,727               49,324
     107             Construction work in progress (Schedule II)                      --                   --
                                                                                --------             --------
                       Total Property                                             87,727               49,324
                                                                                --------             --------
     108             Less accumulated provision for depreciation and
                      amortization of service company property
                      (Schedule III)                                              31,223               20,088
                                                                                --------             --------
                       Net Service Company Property                               56,504               29,236
                                                                                --------             --------

                    INVESTMENTS

     123             Investments in associate companies (Schedule IV)                 --                   --
     124             Other investments (Schedule IV)                                  --                   --
                                                                                --------             --------
                       Total Investments                                              --                   --
                                                                                --------             --------

                    CURRENT AND ACCRUED ASSETS
     131             Cash                                                             22                   23
     134             Special deposits                                                171                1,466
     135             Working funds                                                    21                   20
     136             Temporary cash investments (Schedule IV)                         --                   --
     141             Notes receivable                                                 --                   --
     143             Accounts receivable                                          (7,268)               2,752
     144             Accumulated provision for uncollectible accounts                 --                   --
     146             Accounts receivable from associate companies
                      (Schedule V)                                               171,728               73,995
     152             Fuel stock expenses undistributed (Schedule VI)                  --                   --
     154             Materials and supplies                                           --                   --
     163             Stores expense undistributed (Schedule VII)                      --                   --
     165             Prepayments                                                     195                  106
     174             Miscellaneous current and accrued assets                      2,099
                      (Schedule VIII)                                                 --                   --
                                                                                --------             --------
                       Total Current and Accrued Assets                          166,968               78,362
                                                                                --------             --------

                    DEFERRED DEBITS
     181             Unamortized debt expense                                         --                   --
     184             Clearing accounts                                            71,784                7,276
     186             Miscellaneous deferred debits (Schedule IX)                  13,062               11,038
     188             Research, development, or demonstration
                      expenditures (Schedule X)                                       --                   --
     190             Accumulated deferred income taxes                             7,677                9,391
                                                                                --------             --------
                       Total Deferred Debits                                      92,523               27,705
                                                                                --------             --------

                       TOTAL ASSETS AND OTHER DEBITS                             315,995              135,303
                                                                                ========             ========

\
           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                                      2001

--------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

--------------------------------------------------------------------------------

   ACCOUNT                       LIABILITIES AND PROPRIETARY CAPITAL                                AS OF DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------
                                                                                                CURRENT            PRIOR
--------------------------------------------------------------------------------------------------------------------------
                                                                                             $    000             $    000

                    PROPRIETARY CAPITAL
     201             Common stock issued (Schedule XI)                                            400                  300

     211             Miscellaneous paid-in-capital (Schedule XI)                                   --                   --
     215             Appropriated retained earnings (Schedule XI)                                  --                   --
     216             Unappropriated retained earnings (Schedule XI)                                --                   --
                                                                                             --------             --------
                       Total Proprietary Capital                                                  400                  300
                                                                                             --------             --------

                    LONG-TERM DEBT

     223             Advances from associate companies (Schedule XII)                          23,930               26,176
     224             Other long-term debt (Schedule XII)                                           --                   --
     225             Unamortized premium on long-term debt                                         --                   --
     226             Unamortized discount on long-term debt                                        --                   --
                                                                                             --------             --------
                       Total Long-Term Debt                                                    23,930               26,176
                                                                                             --------             --------

                    CURRENT AND ACCRUED LIABILITIES
     231             Notes payable                                                                 --                   --
     232             Accounts payable                                                          34,094                9,598
     233             Notes payable to associate companies (Schedule XIII)                      21,479                   --
     234             Accounts payable to associate companies (Schedule XIII)                  165,875               39,501
     236             Taxes accrued                                                             (4,171)              14,291
     237             Interest accrued                                                               1                   13
     238             Dividends declared                                                            --                   --
     241             Tax collections payable                                                    9,484                  153
     242             Miscellaneous current and accrued liabilities (Schedule XIII)             44,357               39,493
                                                                                             --------             --------
                       Total Current and Accrued Liabilities                                  271,119              103,049
                                                                                             --------             --------

                    DEFERRED CREDITS
     253             Other deferred credits                                                     9,329                2,437
     255             Accumulated deferred investment tax credits                                   --                   --
                                                                                             --------             --------
                       Total Deferred Credits                                                   9,329                2,437
                                                                                             --------             --------

     282               ACCUMULATED DEFERRED INCOME TAXES                                      11,217                3,341
                                                                                             --------             --------

                       TOTAL LIABILITIES AND PROPRIETARY CAPITAL                             315,995              135,303
                                                                                             ========             ========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                     SCHEDULE II - SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------

                                             BALANCE                                                              BALANCE
                                                AT                                                                  AT
                                            BEGINNING                         RETIREMENTS           OTHER           CLOSE
              DESCRIPTION                    OF YEAR          ADDITIONS         OR SALES           CHANGES         OF YEAR
-----------------------------------         --------          --------        -----------          ------          ---------
                                               $000              $000               $000             $000              $000
SERVICE COMPANY PROPERTY

Account:

   301     ORGANIZATION                          --                --                --                --                --

   303     MISCELLANEOUS
           INTANGIBLE PLANT                      --                --                --                --                --

   304     LAND AND LAND RIGHTS                  62                --                --                --                62

   305     STRUCTURES AND
           IMPROVEMENTS                      21,597             1,807                --                --            23,404

   306     LEASEHOLD IMPROVEMENTS                --                                  --                --                --

   307     EQUIPMENT (1),(2)                 17,801            25,824               504                --            43,121

   308     OFFICE FURNITURE AND
            EQUIPMENT                         7,057             4,503             4,242                               7,318

   309     AUTOMOBILES, OTHER
           VEHICLES AND RELATED
           GARAGE EQUIPMENT                      --               503                31                                 472

   310     AIRCRAFT AND AIRPORT
           EQUIPMENT (1)                      2,664            12,581             2,038                --            13,207

   311     OTHER SERVICE COMPANY
           PROPERTY (3)                         143                --                --                --               143
                                             ------            ------            ------            ------            ------

           SUB-TOTAL                         49,324            45,218             6,815                --            87,727
                                             ------            ------            ------            ------            ------

   107     CONSTRUCTION WORK IN
           PROGRESS (4)                          --                --                --                --                --
                                             ------            ------            ------            ------            ------

           TOTAL                             49,324            45,218             6,815                --            87,727
                                             ======            ======            ======            ======            ======

(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                307 increase in the capital program of the information technology and telecommunications areas due to the merger with NiSource, Inc.

                310             increase due to the purchase of an aircraft.

--------------------------------------------------------------------------------

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

----------------------------------------------------------------------------------------------------
                                                                                         BALANCE AT
                                                                                         CLOSE OF
                         SUBACCOUNT DESCRIPTION                          ADDITIONS          YEAR
------------------------------------------------------------            -----------    -------------
                                                                         $   000            $   000

307-1              Telecommunications Equipment                               --                 90

307-2              Communications Management Center                           --                724

307-3              Data Processing Equipment                                 825                880

307-4              Print Services Equipment                                   --                 --

307-5              Research & Laboratory Equipment                            --                 --

307-6              Telecommunications Equipment                            4,211              9,660

307-7              EDP Equipment - 4 years                                 8,470             15,396

307-8              EDP Equipment - 10 years                                   --                  5

307-9              Personal Computer and Peripheral Equipment              7,321              9,581

307-10             Distribution Research Equipment                            --                 --

307-11             Electrical Supply Generators                               --              1,788

307-14             CGT EQUIPMENT                                              34                 34

307-37             CPA EQUIPMENT                                              98                 98

307-51             TCO Equipment                                             100                100

307-90             NiSource Equipment                                      4,765              4,765
                                                                         -------            -------

                   TOTAL                                                  25,824             43,121
----------------------------------------------------------------------------------------------------

(3)           DESCRIBE OTHER SERVICE COMPANY PROPERTY:

              Costs incurred in the internal development of the Employee Accounting System Interface, Labor Distribution System, and Intercompany Billing software.


(4)           DESCRIBE CONSTRUCTION WORK IN PROGRESS:

              Not Applicable

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------


                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND

                    AMORTIZATION OF SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------

                                                                 ADDITIONS
                                                   BALANCE        CHARGED                          OTHER         BALANCE
                                                     AT             TO                            CHANGES          AT
                                                  BEGINNING       ACCOUNT                           ADD           CLOSE
                        DESCRIPTION                OF YEAR          403       RETIREMENTS         (DEDUCT)       OF YEAR
----------------------------------------------  --------------  ------------  -----------        ----------     ----------
                                                    $000           $000            $000             $000            $000
ACCOUNT

   301            ORGANIZATION                        --              --              --              --              --

   303            MISCELLANEOUS INTANGIBLE
                  PLANT                               --              --              --              --              --

   304            LAND AND LAND RIGHTS                --              --              --              --              --

   305            STRUCTURES AND
                  IMPROVEMENTS                     6,683             444              --              --           7,127

   306            LEASEHOLD IMPROVEMENTS              --              --              --                              --

   307            EQUIPMENT (1)                   11,182           6,592             504           3,294          20,564

   308            OFFICE FURNITURE AND
                  FIXTURES                         1,947             926           4,242           4,244           2,875

   309            AUTOMOBILES, OTHER
                  VEHICLES AND RELATED
                  GARAGE EQUIPMENT                    --              63              31              87             119

   310            AIRCRAFT AND AIRPORT
                  EQUIPMENT                          134             262           2,038           2,038             396

   311            OTHER SERVICE COMPANY
                  PROPERTY                           142              --              --              --             142

                                                  ------          ------          ------          ------          ------

                  TOTAL                           20,088           8,287           6,815           9,663          31,223
                                                  ======          ======          ======          ======          ======


(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

              Please refer to page 7
--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001


                            SCHEDULE IV - INVESTMENTS


INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124, "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments," list each investment separately.

                                                                                               BALANCE AT       BALANCE AT
                                                                                              BEGINNING           CLOSE
                                       DESCRIPTION                                             OF YEAR           OF YEAR
------------------------------------------------------------------------------------------  ---------------   ---------------
Account 123 - Investment in Associate Companies                                                  None              None




Account 124 - Other Investments                                                                  None              None




Account 136 - Temporary Cash Investments
  System Money Pool - Unaffiliated                                                               None              None



                                                                                            ---------------   ---------------
              TOTAL                                                                              None              None
                                                                                            ===============   ===============

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------
            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
--------------------------------------------------------------------------------


INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company


                                                                        BALANCE AT          BALANCE AT
                                                                         BEGINNING            CLOSE
                                      DESCRIPTION                        OF YEAR             OF YEAR
                                                                      -------------        ------------
                                                                      $     000             $     000
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Columbia Energy Group                                                    25,035                  (905)
Columbia Gulf Transmission Company                                        4,926                 4,455
Columbia Energy Services Corporation                                        439                   228
Columbia Propane Corporation                                              8,476                 6,556
Columbia Electric Corporation                                             1,118                    --
Columbia LNG Corporation                                                     52                   158
Columbia Network Services Corporation                                        --                    76
Columbia Insurance Corporation, Ltd.                                         --                    --
Columbia Transmission Communication Corporation                              91                   150
Columbia Gas of Kentucky, Inc.                                            1,143                 6,879
Columbia Gas of Ohio, Inc.                                               10,237                18,779
Columbia Gas of Maryland, Inc.                                              352                 2,432
Columbia Gas of Pennsylvania, Inc.                                        4,710                17,687
Columbia Gas of Virginia, Inc.                                            2,303                 8,920
Columbia Energy Group Capital Corporation                                     2                    56
Columbia Finance Corporation                                                 --                    13
Columbia Petroleum Corporation                                              (26)                 (214)
Columbia Gas Transmission Corporation                                    11,598                17,084
Columbia Atlantic Trading Corporation                                        --                    --
Columbia Energy Resources, Inc.                                           3,077                 2,814
Columbia Remainder Corporation                                               --                   267
NiSource, Inc.                                                              462                15,175
NiSourceCrossroads Pipeline                                                  --                   512
Northern Indiana Public Service Company                                      --                32,910
Nisource Development Company, Inc                                            --                 1,107
Nisource Capital Markets                                                     --                    14
Nisource Energy Services, Inc                                                --                   308
Kokomo Gas and Fuel Company                                                  --                    47
Northern Indiana Fuel and Light Company                                      --                    61
Bay State Gas Company                                                        --                 2,014
Nisource Pipeline Group, Inc                                                 --                   (38)
Energy USA, Inc                                                              --                 9,759
Primary Energy, Inc                                                          --                 1,067
IWC Resource Corporation                                                     --                 9,424
SM&P Resources, Inc                                                          --                12,113
Northern Utilities Maine                                                     --                    34
Northern Utilities New Hampshire                                             --                    50
Nisource Energy Technology                                                   --                   296
Bay State Massachusetts                                                      --                   423
Northern Indiana Public Merchant                                             --                 1,017

                                                                      ---------             ---------
              TOTAL                                                      73,995               171,728
                                                                      =========             =========

--------------------------------------------------------------------------------
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                                                                                                              TOTAL
                                                                                                            PAYMENTS
                                                                                                            --------

                                                                                                              $000

See Schedule V-A, page 12

              TOTAL PAYMENT                                                                              1,107,960
                                                                                                         ================


                                  SCHEDULE V-A

                    NISOURCE CORPORATE SERVICES COMPANY, INC.

                      Convenience & Accommodation Payments
                      For the Year Ended December 31, 2001


                                           Employee        Employee      Corporate     Audit     PH&H
           Associate Company               Benefits        Payroll       Insurance      Fees    Leases        Other          Total
----------------------------------------   ----------     -----------    ----------    -------  --------    ----------    ----------
                                                 $000           $000          $000       $000      $000          $000          $000

Columbia Energy Group                            154                         4,401                            217,299 1)    221,854
Columbia Gulf Transmission Company             7,068          32,027         2,083                              3,165 2)     44,343
Columbia Energy Services Corporation             207           2,687           195         33        (3)        9,543 2)     12,662
Columbia Propane Corporation                  10,206          47,507         2,334         65     2,416         4,916 2)     67,444
Columbia Electric Corporation                    738             736                        1                       1 2)      1,476
Columbia LNG Corporation                         178             836             1          6                   5,218 2)      6,239
Columbia Network Services Corporation             17             154            47                                 19 2)        237
Columbia Service Partners                                                        1                                 41 2)         42
Columbia Transcom Company                        132           1,373            83         18                  10,883 2)     12,489
Columbia Gas of Kentucky, Inc.                 4,252          15,345           513         11       966         2,127 2)     23,214
Columbia Gas of Ohio, Inc.                    32,297          91,299        10,084        115     3,397        41,710 2)    178,902
Columbia Gas of Maryland, Inc.                   922           4,933            99          6       177         1,068 2)      7,205
Columbia Gas of Pennsylvania, Inc.             9,313          53,537         1,584         40     1,376        10,764 2)     76,614
Columbia Gas of Virginia, Inc.                 5,122          24,975           737         10     1,259         7,760 2)     39,863
Commonwealth Propane, Inc.                                                                                        (11)          (11)
Columbia Pipeline Company                                                        4          1                     191 2)        196
Columbia Petroleum Corporation                   694           6,400           398         10       195           532 2)      8,229
Columbia Finance Company                                                        30         24                  18,869 2)     18,923
Columbia  Capital Corporation                                                    4          2                         2)          6
Columbia Gas Transmission Corporation         31,409         106,899         5,692        145     6,896        27,182 2)    178,223
Columbia Atlantic Trading, Inc.                                                  4                                 98 2)        102
Columbia Energy Resources, Inc.                6,221          23,985         1,294         25     3,216        17,462 2)     52,203
Columbia Remainder Corporation                     4                           217          8                     254 2)        483
NiSource, Inc.                                 2,094                            10      1,230                   2,800 2)      6,134
NiSourceCrossroads Pipeline                                                                           1             8 2)          9
Northern Indiana Public Service Company        7,460          85,799         6,673      1,725                   5,311 2)    106,968
Nisource Development Company, Inc                 22                           230         16                       2 2)        270
Nisource Capital Markets                                                                    1                      10 2)         11
Nisource Energy Services, Inc                                                   20          2                     238 2)        260
Kokomo Gas and Fuel Company                      167                            73         16                      64 2)        320
Northern Indiana Fuel and Light Company            1                            99         45                      33 2)        178
Bay State Gas Company                             17                         1,198         85                     382 2)      1,682
Nisource Pipeline Group, Inc                                                    72         37                       2 2)        111
Energy USA, Inc                                  630           3,883           279         85                     135 2)      5,012
Primary Energy, Inc                              191           1,327           468          4                     136 2)      2,126
IWC Resource Corporation                           0           9,015           794        185                     510 2)     10,504
SM&P Resources, Inc                                0          21,711                       40                      31 2)     21,782
NiSource Finance Company                                                                   61                         2)         61
Northern Utilities Maine                                                         2          1                       1 2)          4
Northern Utilities New Hampshire                                                            1                      11 2)         12
Nisource Energy Technology                        27           1,243             5          1                      75 2)      1,351
Bay State Massachusetts                                                                                            30 2)         30
Northern Indiana Public Merchant                  87                            93                                 17 2)        197
                                           ----------     -----------    ----------    -------  --------    ----------    ----------
     Total                                   119,630         535,671        39,821      4,055    19,896       388,887     1,107,960
                                           ==========     ===========    ==========    =======  ========    ==========    ==========

Note 1: Primarily reflects electronic funds transfer for System Federal Tax Payments.

Note 2: Primarily reflects a service offered by the Corporate Treasury Department to provide a non-repetitive electronic funds transfer to third parties.

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

--------------------------------------------------------------------------------

INSTRUCTIONS: Report the amount of labor and expenses
              incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
              Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



----------------------------------------------------------------------------------------------------------
                          DESCRIPTION                               LABOR         EXPENSES       TOTAL
-----------------------------------------------------------------   -----         --------       -----
                                                                     $000           $000          $000
Account 152 - Fuel Stock Expenses Undistributed                      None           None          None





                                                                    -------       --------       -------
TOTAL                                                                None           None          None


SUMMARY:

Not Applicable

--------------------------------------------------------------------------------

                  ANNUAL REPORT OF NISOURCE CORPORATE SERVICES

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------
                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

--------------------------------------------------------------------------------
INSTRUCTIONS: Report the amount of labor and expenses
              incurred with respect to stores expense
              during the year and indicate amount
              attributable to each associate company

---------------------------------------------------------------------------------------------------------------------
                              DESCRIPTION                                     LABOR          EXPENSES       TOTAL
                                                                              -----          --------       -----
------------------------------------------------------------------------        $000           $000          $000

Account 163 - Stores Expenses Undistributed                                     None           None          None




                                                                                -------       --------       -------
TOTAL                                                                           None           None          None

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001


                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.



                                                                                      BALANCE AT      BALANCE AT
                                                                                       BEGINNING        CLOSE
                                   DESCRIPTION                                          OF YEAR         OF YEAR
----------------------------------------------------------------------------------   --------------    ---------
                                                                                         $000              $000

Account 174 - Miscellaneous Current and Accrued Assets                                None                2,099
              Non-Compete Deferred Debit (Amortized over 15 Years
              Phantom Stock)




                                                                                     --------            -------
TOTAL                                                                                 None                 None
-----------------------------------------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

--------------------------------------------------------------------------------


INSTRUCTIONS:  Provide detail of items in this account.
               Items less than $10,000 may be grouped by class showing the number of items in each class.


                                                     BALANCE AT        BALANCE AT
                                                      BEGINNING           CLOSE
                                 DESCRIPTION           OF YEAR           OF YEAR
------------------------------------------------      ---------          --------
                                                       $000               $000

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


Other Post Retirement Employee Benefits                 6,370             8,636

Deferred Insurance Receivables                          3,541             3,299

Intangible Asset - Pension Restoration Plan             1,127             1,127



                                                       ------            ------
              TOTAL                                    11,038            13,062
                                                       ------            ------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001


                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS:     Provide description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.



--------------------------------------------------------------------------------
                                    DESCRIPTION                          AMOUNT
--------------------------------------------------------------------      $000

                                                                          None

                                                                        -------
TOTAL                                                                     None
--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                        SCHEDULE XI - PROPRIETARY CAPITAL

                                                  NUMBER OF SHARES    PAR OR STATED VALUE     OUTSTANDING CLOSE OF PERIOD
       ACCOUNT NUMBER          CLASS OF STOCK       AUTHORIZED            PER SHARE         NO. OF SHARES     TOTAL AMOUNT


                201            COMMON STOCK            4,000                $100                4000              $400,000


       INSTRUCTIONS:       Classify amounts in each account with brief
                           explanation, disclosing the general nature of transactions which give rise to the reported amount.

                               DESCRIPTION                                                                         AMOUNT

       ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                                  $0        (1)
       ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                     -
                                                                                                                   --------


              TOTAL                                                                                                 $0


       INSTRUCTIONS:       Give particulars concerning net income or (loss)
                           during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
                           Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.



                                                                      BALANCE AT                                        BALANCE AT
                                                                      BEGINNING           NET INCOME     DIVIDENDS         CLOSE
                                                  DESCRIPTION          OF YEAR            OR (LOSS)        PAID           OF YEAR

                                                                         $000                $000          $000            $000


       ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                                                                         0


            Rate/Share           Amount of Dividend        Date Declared  Date Paid
                 $                    $000







------------------------------------------------------------------------------------------------------------------------------------
               TOTAL                                                        0                   0             0               0

--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------
                          Schedule XII - Long-Term Debt

        INSTRUCTIONS:      Advances From Associate Companies should be reported
                           separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -
                           Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

--------------------------------------------------------------------------------

                                                  TERMS OF OBLIG       DATE                                          BALANCE AT
                                                  CLASS & SERIES        OF          INTEREST         AMOUNT          BEGINNING
                  NAME OF CREDITOR               OF OBLIGATION        MATURITY        RATE          AUTHORIZED        OF YEAR
                  ----------------               -------------        --------        ----          ----------        -------
                                                                                       %              $000              $000
        ACCOUNT 223 - ADVANCES FROM
               ASSOCIATE COMPANIES:
        Columbia Energy Group                  Promissory Note       11/28/02         7.11                2,246            2,246
        Columbia Energy Group                  Promissory Note       11/28/05         7.30                2,246            2,246
        Columbia Energy Group                  Promissory Note       11/28/07         7.55                2,246            2,246
        Columbia Energy Group                  Promissory Note       11/28/10         7.82                2,246            2,246
        Columbia Energy Group                  Promissory Note       03/01/14         7.33               12,700           12,700
        Columbia Energy Group                  Promissory Note       11/28/15         7.92                2,246            2,246
        Columbia Energy Group                  Promissory Note       11/28/25         8.12                2,246            2,246

        ACCOUNT 224 - OTHER LONG-TERM DEBT:                                                                  --               --

                    TOTAL                                                                                26,176           26,176
                                                                                                         ------           ------


                                                                       DEDUC-        BALANCE AT
                                                         ADDI-         TIONS          CLOSE
                  NAME OF CREDITOR                       TIONS          (1)          OF YEAR
                  ---- -- --------                       -----          ---          -- ----
                                                         $000          $000            $000
        ACCOUNT 223 - ADVANCES FROM
                      ASSOCIATE COMPANIES:
        Columbia Energy Group                             --            --               --
        Columbia Energy Group                             --            --            2,246
        Columbia Energy Group                             --            --            2,246
        Columbia Energy Group                             --            --            2,246
        Columbia Energy Group                                           --           12,700
        Columbia Energy Group                             --            --            2,246
        Columbia Energy Group                             --            --            2,246
        ACCOUNT 224 - OTHER LONG-TERM DEBT:               --            --               --
                    TOTAL                                 --            --           23,930
                                                      ------------  ------------ ----------
-------------------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------
                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide balance of notes and accounts payable to each
                  associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                    BALANCE AT       BALANCE AT
                                                                    BEGINNING           CLOSE
                                   DESCRIPTION                       OF YEAR           OF YEAR
----------------------------------------------------------------- ---------------   ---------------
                                                                       $000              $000
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Installment Promissory Note - Current Note 11/28/02 - 7.11%                   --             2,246
Nisource, Inc.                                                                --            19,233
                                                                  ---------------   ---------------
              TOTAL                                                           --            21,479
---------------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

System Money Pool Principal                                               36,484           116,981
System Money Pool Interest                                                   214               340
Columbia Energy Group                                                      2,803             4,890
Columbia Gulf Transmission Company                                            --                98
Columbia Gas of Kentucky, Inc.                                                --                13
Columbia Gas of Ohio, Inc.                                                    --             1,988
Columbia Gas of Maryland, Inc.                                                --                11
Columbia Gas of Pennsylvania, Inc.                                            --               160
Columbia Gas of Virginia, Inc.                                                --               137
Columbia Gas Transmission Corporation                                         --             1,401
NiSourceCrossroads Pipeline                                                   --               206
Nisource, Inc.                                                                              30,879
Northern Indiana Public Service Company                                       --             6,565
Nisource Development Company, Inc                                             --               351
Bay State Gas Company                                                         --                25
Energy USA, Inc                                                               --             1,762
Primary Energy, Inc                                                                             68
                                                                  ---------------   ---------------
              TOTAL                                                       39,501           165,875
---------------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
                    LIABILITIES

Deferred Compensation                                                      2,117             3,906
Accrued Vacation                                                           2,276             6,548
LTIP Dividend Credit                                                        (806)                -
Retirement Income Plan                                                    (2,290)             (497)
Pension Retirement Benefits                                                2,250             2,250
Thrift Restoration Plan                                                      890             1,642
Pension Restoration Plan                                                     907               334
401k Loan                                                                     --               793
Building                                                                     520               215
Flexible Spending                                                            318               213
SICA Group Life                                                               --               202
Comprehensive Medical Expense Plan Accrual                                   258               258
EmployeeThrift Plan                                                          153              (217)
Post Employment Benefit Obligation                                            74                74
Thrift Plan - Company                                                         60                60
Credit Union -                                                                --                31
United Way                                                                    --               (95)
Contract Retainage                                                         5,183               174
Aircraft Engine Overhaul Accrual                                              14                 7
Dental Assistance Plan Accrual                                                20               412
Phantom Stock                                                              8,349               600
Restricted Stock Options                                                      --             8,879
Severence-                                                                 9,817            11,545
Job Placement -                                                              875             1,026
Relocation -                                                               7,685             3,341
Miscellaneous                                                                794             2,630
Voluntary Personal Accident Insurance                                        (13)              (16)
Employment Agreements                                                         24                24
Release & Retention Program                                                   18                18
                                                                  ---------------   ---------------
              TOTAL                                                       39,493            44,357
---------------------------------------------------------------------------------------------------

                                 SCHEDULE XIII-A

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      Notes Payable to Associate Companies

                                   Account 233



                                                                   Balance at     Balance at
                                                                    Beginning        Close
                                                                     of Year        of Year
                                                                  --------------  ------------
                                                                      $000           $000
        Columbia Energy Group

                 6.89%       Installment Promissory Note              None           None
                 7.11%       Installment Promissory Note              None           2,246
                 7.30%       Installment Promissory Note              None           None
                 7.55%       Installment Promissory Note              None           None
                 7.82%       Installment Promissory Note              None           None
                 7.33%       Installment Promissory Note              None           None
                 7.92%       Installment Promissory Note              None           None
                 8.12%       Installment Promissory Note              None           None
                                                                  --------------  ------------
                 Total                                                None           2,246
                                                                  ==============  ============

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------
                                  SCHEDULE XIV
--------------------------------------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
INSTRUCTIONS:      The space below is provided for important notes regarding the financial statements or any account thereof. Furnish
                   particulars as to any significant contingent assets or
                   liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
--------------------------------------------------------------------------------
1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Property, Plant and Equipment and Related Depreciation

       Property, Plant and Equipment is stated at historical cost. Depreciation is provided on a composite straight-line basis using the average of depreciable property at the beginning and end of each year.


       b.  Income Taxes

       The Corporation provides deferred taxes with respect to timing differences in the recognition of revenues and expenses for tax and accounting purposes. The major difference results from using accelerated depreciation for tax purposes. The Corporation is included in the Consolidated Federal Income Tax Return filed for NiSource, Inc.


       c.  Pension Costs

       The Corporation participates in the NiSource, Inc. Pension Plan and the Retirement Income Plan of the Columbia Energy Group. These are trusteed noncontributory pension plans which, with certain exceptions, cover all regular employees. NiSource Corporate Services Company, Inc.'s portion was $1,794,000 in 2001 and $(4,389,014) in 2000.

       d.  Leases

       Payments made by the Corporation in connection with operating leases are charged to expense incurred. No capitalized leases existed in 2001.

       e.  Account Numbers

       The Corporation uses certain FERC accounts which do not match existing SEC accounts; therfore, the year-end balances of the following FERC accounts were reclassified to a corresponding SEC account.

                                                 Account Number                   Year-End
                                               ------------------                  Balance
              Account Description              FERC         SEC                      $000


       Interest Receivable                      171          143                       6

       Deferred Income Taxes                    283          282                     (10)

--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

f.   Post-Retirement Benefits Other Than Pensions

     During 1991, the System adopted SFAS No. 106, Employer's Accounting for Post-Retirement Benefits Other Than Pensions, retroactive to January 1, 1991. The Corporation has elected to record and defer the full amount of its estimated accumulated post-retirement obligations other than pensions. These obligations total $62,595,332 as of December 31, 2001, and represent the actuarial present value of the post-retirement benefits to be paid to current employees and retirees based on services rendered.

g.   System Money Pool

     The Parent Company and its subsidiaries participate in the System Money Pool (Pool) which is administered by the Corporation on behalf of the participants.

     Participants invest their excess funds to the Pool. Short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. Excess funds in the Pool are invested by the Corporation on a short-term basis on behalf of the depositors.

     Participants depositing funds in the Pool share in the interest earned on these investments plus interest paid to the Pool by borrowers on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest at the rate equivalent to the composite rate on short-term transactions of the Pool. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

h.   Restructuring Activities

     For the year ended December 31, 2001, liabilities were recorded for termination benefits related to the Operational Excellence program of the Energy Distribution Group and other cost reduction programs. NiSource Corprate Services' portion expensed in 2001 was $2,087,912 for severance and $167,990 for job placement.

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year ended December 31, 2001
--------------------------------------------------------------------------------
                                   SCHEDULE XV
                               STATEMENT OF INCOME
--------------------------------------------------------------------------------

                                                                                             2001                    2000
                                                                                     ---------------------     -----------------
ACCOUNT                                    DESCRIPTION                               CURRENT YEAR              PRIOR YEAR
                                                                                             $000                    $000
                    INCOME

457                    Services rendered to associate companies                                   339,527               184,262
458                    Services rendered to nonassociate companies                                     --                    --
419                    Interest Revenue - Other                                                         8                    70
421                    Miscellaneous Income or Loss                                                    --                    --
                                                                                     ---------------------     -----------------
                       Total Income                                                               339,535               184,332

                    EXPENSE

920                   Salaries and wages                                                          120,210               122,678
921                   Office supplies and expenses                                                 38,421                 6,765
922                   Administrative expense transferred - credit                                   4,961                    (1)
923                   Outside services employed                                                    93,227                12,185
924                   Property insurance                                                              (10)                  147
925                   Injuries and damages                                                            729                   305
926                   Employee pensions and benefits                                               18,428                 3,559
928                   Regulatory commission expense                                                    --                    --
930.1                 General advertising expenses                                                  1,065                     9
930.2                 Miscellaneous general expenses                                               (1,361)                2,095
931                   Rents                                                                        31,298                 8,112
932                   Maintenance of structures and equipment                                       8,666                 2,990
403                   Depreciation and amortization expense                                         8,288                 4,750
408                   Taxes other than income taxes                                                 8,129                 4,272
409                   Income taxes                                                                (11,889)               20,823
410                   Provision for deferred income taxes                                          28,559                 6,278
411                   Provision for deferred income taxes - credit                                (16,174)              (14,914)
426.1                 Donations                                                                       984                    31
426.3                 Other deductions                                                                  4                     4
430                   Interest on debt to associate companies                                       5,688                 3,813
431                   Other interest expense                                                          312                   431
                                                                                     ---------------------     -----------------
                         Total Expense                                                            339,535               184,332
                                                                                     ---------------------     -----------------

                         Net Income or (Loss)                                                          --                    --
                                                                                     =====================     =================



--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC,

                      For the Year ended December 31, 2001
--------------------------------------------------------------------------------
                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
--------------------------------------------------------------------------------

                                                                  DIRECT            INDIRECT          COMPENSAT'N         TOTAL
                                                                  COSTS              COSTS              FOR USE           AMOUNT
                  NAME OF ASSOCIATE COMPANY                      CHARGED            CHARGED            OF CAPITAL         BILLED
--------------------------------------------------------------- --------------------------------------------------------------------
                                                                  457-1              457-2               457-3
                                                                -------------------------------------------------------
                                                                 $000               $000                $000               $000

Columbia Energy Group                                                2,765                 760                   18           3,543
Columbia Gulf Transmission Company                                   8,826               4,929                   94          13,849
Columbia Energy Services Corporation                                 1,817                 589                   12           2,418
Columbia Propane Corporation                                         4,095                 993                   26           5,114
Columbia Electric Corporation                                          242                   7                    2             251
Columbia Service Partners                                               65                  13                    1              79
Columbia LNG Corporation                                                89                  81                    0             170
Columbia Network Services Corporation                                    9                  15                    0              24
Columbia Insurance Corporation, Ltd                                    167                 121                    2             290
Columbia Transmission Communications Corporation                     2,542                 753                   14           3,309
Columbia Gas of Kentucky, Inc.                                       3,983               2,441                   46           6,470
Columbia Gas of Ohio, Inc.                                          36,196              18,549                  352          55,097
Columbia Gas of Maryland, Inc.                                       1,378               1,064                   19           2,461
Columbia Gas of Pennsylvania, Inc.                                  13,805               8,117                  149          22,071
Columbia Gas of Virginia, Inc.                                       8,050               5,144                   99          13,293
Columbia Pipeline Corporation                                           15                  17                    0              32
Columbia Finance Corporation                                             7                   7                    0              14
Columbia Energy Group Capital Corporation                               30                  47                    1              78
Columbia Petroleum Corporation                                         189                 125                    3             317
Columbia Gas Transmission Corporation                               36,956              18,102                  338          55,396
Columbia Atlantic Trading Corporation                                    4                   2                    0               6
Columbia Energy Resources, Inc.                                      7,568               7,504                  135          15,207
Columbia Remainder Corporation                                          76                  58                    1             135
NiSource, Inc.                                                       2,892                 739                   12           3,643
NiSourceCrossroads Pipeline                                            246                 192                    3             441
Northern Indiana Public Service Company                             31,017              21,391                  357          52,765
Nisource Development Company, Inc                                      456                 330                    7             793
Nisource Capital Markets                                                19                  17                    0              36
Nisource Energy Services, Inc                                          666                  27                    1             694
Kokomo Gas and Fuel Company                                            288                 243                    4             535
Northern Indiana Fuel and Light Company                                340                 270                    4             614
Bay State Gas Company                                                9,890               6,551                  108          16,549
Nisource Pipeline Group, Inc                                           104                  77                    1             182
Energy USA, Inc                                                      4,191               2,064                   35           6,290
Primary Energy, Inc                                                    965                 339                    6           1,310
IWC Resource Corporation                                             1,945               1,094                   19           3,058
SM&P Resources, Inc                                                    443                 311                    5             759
Granite Gas Transmission                                                 4                   2                    0               6
Nisource Finance Company                                               505                 190                    3             698
Northern Utilities Maine                                               228                 108                    2             338
Northern Utilities New Hampshire                                       238                 266                    4             508
Nisource Energy Technology                                              98                  21                    0             119
Bay State Massachusetts                                                402                  28                    1             431
Northern Indiana Public Merchant                                     5,598               4,763                   74          10,435

                                                                -----------    ----------------   ------------------   -------------

     Total Amount Billed in 2001                                   189,409             108,461                1,960         299,830

Reconciliations to Total Revenues:

   Difference between Amount of
   Unbilled Revenue December 2000 and
   December 2001                                                    25,703              10,266                3,728          39,697
                                                                -----------    ----------------   ------------------   -------------

                                                                   215,112             118,727                5,688         339,527
                                                                ===========    ================   ==================   =============


--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC,

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------
                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

-------------------------------------------------------------------

                                              DIRECT        INDIRECT       COMPENSATION
                                               COST           COST           FOR USE          TOTAL     EXCESS OR            AMOUNT
NAME OF NONASSOCIATE COMPANY                  CHARGED       CHARGED         OF CAPITAL         COST     DEFICIENCY           BILLED
----------------------------------------------------------  ------------  ------------------  --------- --------------    ----------
                                               458-1         458-2            458-3                         458-4
                                            --------------  ------------  ------------------            -------------
             N/A                               $000           $000             $000            $000        $000

--------------------------------------------------------------------------------
INSTRUCTION:    Provide a brief description of the services rendered to each nonassociate company:

--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------
                                  Schedule XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------------

                                                             ASSOCIATE COMPANY                          NONASSOCIATE COMPANY
                                                                  CHARGES                                      CHARGES
                                                  ------------------------------------------   -------------------------------------
         DESCRIPTION OF ITEMS                      DIRECT        INDIRECT                        DIRECT       INDIRECT
                                                    COST           COST        TOTAL              COST          COST         TOTAL
-------------------------------------------------------------   ------------   -------------   ------------  ------------  ---------
                                                    $000           $000            $000           $000          $000          $000
920      Salaries and Wages                           68,854         51,356         120,210             --            --          --
921      Office Supplies and Expenses                 30,869          7,552          38,421             --            --          --
922      Administrative Expenses Transferred -
            Credit                                     1,382          3,579           4,961             --            --          --
923      Outside Services Employed                    81,421         11,806          93,227             --            --          --
924      Property Insurance                               21            (31)            (10)            --            --          --
925      Injuries and Damages                            221            508             729             --            --          --
926      Employee Pensions and Benefits                1,155         17,273          18,428             --            --          --
928      Regulatory Commission Expense                     -              -               -             --            --          --
930.1    General Advertising Expenses                    803            262           1,065             --            --          --
930.2    Miscellaneous General Expense                (2,481)         1,120          (1,361)            --            --          --
931      Rents                                        23,373          7,925          31,298             --            --          --
932      Maintenance of Structure and Equipment        3,926          4,740           8,666             --            --          --
403      Depreciation and Amortization Expense         4,624          3,664           8,288             --            --          --
408      Taxes Other Than Income Taxes                   386          7,743           8,129             --            --          --
409      Income Taxes                                     --        (11,889)        (11,889)            --            --          --
410      Provision for Deferred Income Taxes              --         28,559          28,559             --            --          --
411      Provision for Deferred Income Taxes -            --             --              --
            Credit                                        --        (16,174)        (16,174)            --            --          --
411.5    Investment for Credit                            --             --              --             --            --          --
419      Other Interest                                   --             (8)             (8)
426.1    Donations                                       558            430             988             --            --          --
426.5    Other Deductions                                 --             --              --             --            --          --
427      Interest on Long-Term Debt                       --                             --             --            --          --
431      Other Interest Expense                           --            312             312             --            --          --
-------------------------------------------------------------   ------------   -------------   ------------  ---------  ------------
Instructions: Total cost of service will equal
              for associate and nonassociate
              companies the total amount
              billed under their separate
              analysis of billing schedules.

-------------------------------------------------------------   ------------   -------------   ------------  ------------  ---------
         Total Expenses                              215,112        118,727         333,839             --            --          --
                                                  -----------   ------------   -------------   ------------  ------------  ---------
430      Interest on Short-Term Debt                                                  3,728
                                                                               -------------

                                                                               -------------
         Compensation for Use of
            Capital- Associated Companies
                                                                               -------------
430      Intercompany Interest on Indebtedness                                        1,960
                                                                               -------------
         Compensation for Use of Equity Capital                                          --
                                                                               -------------
         Total Cost of Service                                                       339,527
------------------------------------------------------------------------------------------------------------------------------------


                                                                  TOTAL CHARGES FOR
                                                                       SERVICE
                                                      ------------------------------------------
         DESCRIPTION OF ITEMS                           DIRECT        INDIRECT
                                                         COST           COST        TOTAL
---------------------------------------------------   ------------   ------------   ------------
                                                         $000           $000           $000
920      Salaries and Wages                             68,854         51,356        120,210
921      Office Supplies and Expenses                   30,869          7,552         38,421
922      Administrative Expenses Transferred -
            Credit                                       1,382          3,579          4,961
923      Outside Services Employed                      81,421         11,806         93,227
924      Property Insurance                                 21            (31)           (10)
925      Injuries and Damages                              221            508            729
926      Employee Pensions and Benefits                  1,155         17,273         18,428
928      Regulatory Commission Expense                      --             --             --
930.1    General Advertising Expenses                      803            262          1,065
930.2    Miscellaneous General Expense                  (2,481)         1,120         (1,361)
931      Rents                                          23,373          7,925         31,298
932      Maintenance of Structure and Equipment          3,926          4,740          8,666
403      Depreciation and Amortization Expense           4,624          3,664          8,288
408      Taxes Other Than Income Taxes                     386          7,743          8,129
409      Income Taxes                                       --        (11,889)       (11,889)
410      Provision for Deferred Income Taxes                --         28,559         28,559
411      Provision for Deferred Income Taxes -
            Credit                                          --        (16,174)       (16,174)
411.5    Investment for Credit                              --             --             --
419      Other Interest                                     --             (8)            (8)
426.1    Donations                                         558            430            988
426.5    Other Deductions                                   --             --             --
427      Interest on Long-Term Debt                         --             --             --
431      Other Interest Expense                             --            312            312
---------------------------------------------------   ------------   ------------   ------------
Instructions: Total cost of service will equal
              for associate and nonassociate
              companies the total amount
              billed under their separate
              analysis of billing schedules.

---------------------------------------------------   ------------------------------------------
         Total Expenses                                215,112        118,727        333,839
                                                     ------------   ------------   ------------
430      Interest on Short-Term Debt                                                   3,728
                                                                                   ------------

                                                                                   ------------

         Compensation for Use of
         Capital- Associated Companies                                             ------------
430      Intercompany Interest on Indebtedness                                         1,960
                                                                                   ------------
         Compensation for Use of Equity Capital                                           --
                                                                                   ------------
         Total Cost of Service                                                       339,527
-----------------------------------------------------------------------------------------------

'           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------
                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                          -------------------------------------------
                                                                                          AIR
                                                     TOTAL                ACCOUNTING     TRANS-               CONSOL-
          DESCRIPTION OF ITEMS                      AMOUNT     OVERHEAD    SERVICES    PORTATION   AUDITING   IDATION
-------------------------------------------------   -------    --------   ----------   ---------   --------   -------
920       Salaries and Wages                        120,210     51,356       6,871         113      1,252      1,196
921       Office Supplies and Expenses               38,421      7,552         479          45        106         90
922       Administrative Expenses Transferred -                      -
             Credit                                   4,961      3,579           -           -
923       Outside Services Employed                  93,227     11,806       3,585         989         50         48
924       Property Insurance                            (10)       (31)          -           -
925       Injuries and Damages                          729        508           -           -
926       Employee Pensions and Benefits             18,428     17,273         132           4         40          2
928       Regulatory Commission Expense                   -          -           -
930.1     General Advertising Expense                 1,065        262                                            10
930.2     Miscellaneous General Expense              (1,361)     1,120          36         536         20         16
931       Rents                                      31,298      7,925                     (12)         5          -
932       Maintenance of Structures and Equipment     8,666      4,740          39         113                     -
403       Depreciation and Amortization Expense       8,288      3,664                     261
408       Taxes Other Than Income Taxes               8,129      7,743                       -
409       Income Taxes                              (11,889)   (11,889)
410       Provision for Deferred Income Taxes        28,559     28,559
411       Provision for Deferred Income Taxes -
             Credit                                 (16,174)   (16,174)
411.5     Investment Tax Credit                           -          -
419       Other Interest                                 (8)        (8)
421       Miscellaneous Income or Loss                    -          -
426.1     Donations                                     988        430
426.3     Other Deductions                                -          -
427       Interest on Long-Term Debt                      -          -
430       Interest on Debt to Associate Companies     5,688      5,688
431       Other Interest Expense                        312        312           -           -                     -
-------------------------------------------------
Instruction:  Indicate each department or service
              function.  (See Instruction 01-3
              General Structure of Accounting
              System: Uniform System Account)
-------------------------------------------------   -------    --------   ----------   ---------   --------   -------
          Total Expenses                            339,527    124,415      11,142       2,049      1,473      1,362
-------------------------------------------------   -------    --------   ----------   ---------   --------   -------

                                                           DEPARTMENT OR SERVICE FUNCTION
                                                    ---------------------------------------------
                                                    CORPORATE
                                                     COMMUNI-   CORPORATE   CORPORATE   CORPORATE
          DESCRIPTION OF ITEMS                       CATIONS    INSURANCE   SECRETARY   TREASURY
-------------------------------------------------   ---------   ---------   ---------   ---------
920       Salaries and Wages                            658       292           199         706
921       Office Supplies and Expenses                   32        90             1          43
922       Administrative Expenses Transferred -
             Credit
923       Outside Services Employed                     215        25           593         273
924       Property Insurance                              -       (48)
925       Injuries and Damages                                   (457)
926       Employee Pensions and Benefits                  -        88                         9
928       Regulatory Commission Expense
930.1     General Advertising Expense                   (12)
930.2     Miscellaneous General Expense                   5         1                       144
931       Rents                                           -                                (119)
932       Maintenance of Structures and Equipment                                            17
403       Depreciation and Amortization Expense
408       Taxes Other Than Income Taxes
409       Income Taxes
410       Provision for Deferred Income Taxes
411       Provision for Deferred Income Taxes -
             Credit
411.5     Investment Tax Credit
419       Other Interest
421       Miscellaneous Income or Loss
426.1     Donations                                      12
426.3     Other Deductions
427       Interest on Long-Term Debt
430       Interest on Debt to Associate Companies
431       Other Interest Expense                          -
-------------------------------------------------
Instruction:  Indicate each department or service
              function.  (See Instruction 01-3
              General Structure of Accounting
              System: Uniform System Account)
-------------------------------------------------   ---------   ---------   ---------   ---------
          Total Expenses                                910        (9)          793       1,073
-------------------------------------------------   ---------   ---------   ---------   ---------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------
                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                         DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------------------

                                           ENTERPRISE     ENVIRON-
Account          ED REG. &       ED        MULTIMEDIA      MENTAL                FACILITIES   FINANCE &      FLEET
 Number            GOVT.     MARKETING   COMMUNICATIONS    AFFAIRS   EXECUTIVE      MGMT      STRATEGY    MANAGEMENT
--------------   ---------   ---------   --------------   --------   ---------   ----------   ---------   ----------
                   $000         $000          $000          $000       $000         $000        $000         $000
                                     #
920                1,679       2,933           1,421        3,365      4,740          269       1,481         500
921                  355         173             475          480        289           37         138          14
922                                                -            -                   1,382
923                  947       1,077             835          294      1,861           41       5,160
924
925
926                   15                          30           58        145           48          35
928
930.1                  6         160             543                      11
930.2                 66          26             154           29        381        1,950          16
931                    4           4               1           11         17       (1,022)
932                                1               -           13          4          239
403                                                -                                                2
408                    -           -               -            -          -          195
409                    -           -               -            -          -
410                    -           -               -            -          -
411                    -           -               -            -          -
411.5                  -           -               -            -          -
419                    -           -               -            -          -
421                    -           -               -            -          -
426.1                 10          16             136           14        369
426.5                  -           -               -            -          -
427                    -           -               -            -          -
430                    -           -               -            -          -

431                    -           -               -            -          -

--------------   ---------   ---------   --------------   --------   ---------   ----------   ---------   ----------
Total Expenses     3,082       4,390           3,595        4,264      7,817        3,139       6,832         514
                 ---------   ---------   --------------   --------   ---------   ----------   ---------   ----------

                               DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------

                                HUMAN
Account          GOVERNMENT   RESOURCES   INFORMATION    INVESTOR              MATERIALS &
 Number           AFFAIRS     /BENEFITS   TECHNOLOGY    RELATIONS    LEGAL      SUPPLIES
--------------   ----------   ---------   -----------   ---------   --------   -----------
                    $000         $000         $000         $000       $000        $000

920                    71         478        19,987         303       3,470         865
921                    14          68        27,091          36         379          22
922                                 -                                                 -
923                    19         489        28,485         162      33,999          32
924
925
926                               445            66                       5          26
928
930.1                               5            46                      22
930.2                   6          64           382           2          29           1
931                    28           1         8,444           -           -           -
932                                           3,487                       -           -
403                                           4,361
408                     -           -           191           -           -           -
409                     -           -                         -           -           -
410                     -           -                         -           -           -
411                     -           -                         -           -           -
411.5                   -           -                         -           -           -
419                     -           -                         -           -           -
421                     -           -                         -           -           -
426.1                   -           -                         -           1           -
426.5                   -           -                         -           -           -
427                     -           -                         -           -           -
430                     -           -                         -           -           -

431                     -           -                         -           -           -

--------------   ----------   ---------   -----------   ---------   --------   -----------
Total Expenses        138       1,550        92,540         503      37,905         946
                 ----------   ---------   -----------   ---------   --------   -----------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------
                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                                         DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------


Account           MERCHANT                         PROCURE-   REAL ESTATE      RISK
 Number          GAS SUPPLY     OTHER    PAYROLL     MENT     MANAGEMENT    MANAGEMENT   SECURITY     TAX
--------------   ----------   --------   -------   --------   -----------   ----------   --------   -------
                    $000         $000      $000      $000        $000          $000        $000       $000

920                3,263        9,549        6       322            211          947         4       1,703
921                  163           14       13        13              1          106         2         100
922                    -
923                  363            -      246       542             27           11                 1,053
924                                42                  -                          27
925                               655                                             (4)
926                    -                               2                           5
928

930.1                               9                  3
930.2                  3       (6,377)      10         2                           4         3          10
931                    -       16,006                                 4            1                     -
932                   13
403                    -
408                    -
409                    -                     -                                     -                     -
410                    -                     -                                     -                     -
411                    -                     -                                     -                     -
411.5                  -                     -                                     -                     -
419                    -                     -                                     -                     -
421                    -                     -                                     -                     -
426.1                  -                     -                                     -                     -
426.5                  -                     -                                     -                     -
427                    -                     -                                     -                     -
430                    -                     -                                     -                     -
431                    -                     -                                     -                     -

--------------   ----------   --------   -------   --------   -----------   ----------   --------   -------
Total Expenses     3,805       19,898      275       884            243        1,097         9       2,866
                 ----------   --------   -------   --------   -----------   ----------   --------   -------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920

---------------------------------------------------------------------------------------------
                                               DEPARTMENTAL SALARY EXPENSE
                                       ------------------------------------------     NUMBER
                                               INCLUDED IN AMOUNTS BILLED TO        PERSONNEL
          NAME OF DEPARTMENT                   -----------------------------        ---------
     Indicate each department or       TOTAL     PARENT     OTHER          NON        END OF
           service function            AMOUNT   COMPANY   ASSOCIATES   ASSOCIATES      YEAR
-----------------------------------    ------   -------   ----------   ----------   ---------
                                        $000      $000       $000         $000

Accounting Services                     6,871       427       6,444           -        173

Air Transportation                        113         3         110           -          2

Auditing                                1,252       132       1,120                     24

Consolidation Accounting                1,196       190       1,006           -         22

Corporate Communications                  658         -         658           -         11

Corporate Insurance                       292         4         288           -          6

Corporate Secretary                       199         -         199                      3

Corporate Treasury                        706         6         700           -         12

ED Reg. & Govt.                         1,679         -       1,679           -         30

ED Marketing                            2,933         -       2,933           -         26

Enterprise Multimedia Communication     1,421         -       1,421           -         25

Environmental Affairs                   3,365         9       3,356           -        115

Executive                               4,740         -       4,740           -         39

Facilities Management                     269         -         269                     13

Finance & Strategy                      1,481       (12)      1,493                     34

Fleet Management                          500         -         500           -         28

Government Affairs                         71         -          71           -          2

Human Resources/ Benefits                 478         1         477           -         54

Information Technology                 19,987        19      19,968           -        538

Investor Relations                        303         -         303           -          3

Legal                                   3,470      (203)      3,673           -         58

Materials and Supplies                    865         1         864           -         40

Merchant Gas Supply                     3,263         -       3,263           -         91

Other                                   9,549         -       9,549           -          8

Payroll                                     6         -           6           -         11

Corporate Procurement                     322         2         320           -          8

Real Estate Management                    211         2         209                      5

Risk Management                           947         2         945           -         15

Security                                    4         -           4           -          -

Tax                                     1,703        78       1,625           -         29
                                       ------   -------   ----------   ----------   ---------

     Total                             68,854       661      68,193           -      1,425
                                       ------   -------   ----------   ----------   ---------
---------------------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

--------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a breakdown by subaccount of outside services
                     employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and the amount of all such payments included within the subaccount need be shown.
                     Provide a subtotal for each type of service.

                                            RELATIONSHIP
                                            ------------
                                            "A"= ASSOCIATE

FOR WHOM PURCHASED         ADDRESS          "NA"= NON-ASSOCIATE        AMOUNT
------------------         -------          -------------------        ------
                                                                        $000

See schedule 923-A                                                     93,226












--------------------------------------------------------------------------------

                                 SCHEDULE 923-A
           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


                                                                                                   RELATIONSHIP
                                                                                                   "A"=ASSOCIATE       AMOUNT
                                                                                                   "NA"=NON        ---------------
           FOR WHOM PURCHASED                                        ADDRESS                        ASSOCIATE       $000     $000
----------------------------------------    ----------------------------------------------------   -------------   ------   ------

1-Special Services - Audit
--------------------------

     Arthur Andersen LLP                    P.O. Box  13882,  Newark, NJ  07188-0882                     NA         2,244

                                            Total Special Services - Audit                                                   2,244
                                                                                                                            ------

2-Special Services - Legal
--------------------------

     Akin, Gump, Strauss, Hauer & Feld      1900 Pennzoil Pl. - South Twr, Houston, TX 77002             NA         1,313
     Baker & Daniels                        300 North Meridan St., Indianapolis, IN 46204-1782           NA           941
     Barnes & Thornburg                     11 South Meridian St., Indianapolis, IN 46204-3556           NA           246
     Borden Ladner Gervais LLP              1000 Canterra Tower, Calgary Alberta, T2P 4H2                NA           129
     Boss & Tormey, P.C.                    952 Echo Lane Suite 330, Houston, TX 77024                   NA           237
     Brickley, Sears & Sorett, P.A.         75 Federal St., Boston, MA 02110-2699                        NA           618
     C.D. Bengtson Resource Mgt LTD         2900, 350 - 7th Av. SW, Calgary, Alberta T2P 3NP             NA           157
     Crane, Greene & Parente                90 State St., Albany, NY 12207                               NA           134
     Deloitte & Touche LLP                  333 Clay St., Houston, TX 77002-4196                         NA           312
     Doerner, Saunders, Daniels & Ander     320 South Boston Av., Tulsa, OK 74103-3725                   NA           540
     Drinker, Biddle & Reath                1500 K St., Washington, DC 20005                             NA         2,345
     Eastwick Rose & Wright, P.A.           201 N. Charles St., Baltimore, MD 21201                      NA           103
     Eichhorn & Eichhorn                    200 Russell St., Hammond, IN 46325                           NA         1,171
     Frederick J. Rawski                    18 Providence Court, Newtown, PA 18940                       NA           139
     Greenbaum Doll & McDonald              Section 469, Louisville, KY 40289                            NA           166
     Hagemier, Allen & Smith                1170 Market Tower, Indianapolis, IN 46204-2964               NA           115
     Jackson & Kelly                        P.O. Box 11276, Charleston, WV 25339                         NA           801
     Leboeuf, Lamb, Greene & Macrae, LLP    125 West 55th St., New York, NY 10019-5389                   NA           400
     Legg, LLC                              Dept 33210, San Francisco, CA 94139-3210                     NA           147
     Mark W. Cooper                         1449 North College Av., Indianapolis, IN 46202               NA           145
     McGuire Woods                          One James Center-Accounting, Richmond, VA 23219-4030         NA           265
     Morgan Lewis and Bockius               P.O. Box 8500 S-6050, Philadelphia, PA 19178-6050            NA           510
     Neal, Gerber & Eisenberg               2 N. Lasalle St., Chicago, IL 60602                          NA           360
     Ogletree, Deakins, Nash, Smoak         Stewart, P.C., Atlanta, GA 30392-1860                        NA           568
     Porter & Hedges, LLP                   Bank Lockbox, Dallas, TX 75284-1184                          NA           839
     Porter, Wright, Morris & Wright        41 South High Street, Columbus, OH 43215-6194                NA           432
     Reed Smith, LLP                        P.O. Box 36007 4M, Pittsburgh, PA 15251-6074                 NA         1,156
     Robert G. Kern, ESQ.                   1200 CRA-MER LN., Chapel Hill, NC 27516                      NA           216
     Robertson, Freilich, Bruno &           Cohen, LLC, Newark, NJ 07102                                 NA           827
     Robinson & McElwee LLP                 P.O. Box 1791, Charleston, WV 25326                          NA           731
     Roy R. Robertson, Jr.                  2909 Belle Plaine Trail, Michigan City, IN 46360-1703        NA           183
     Rubin & Rudman, LLP                    50 Rowes Wharf, Boston, MA 02110-3319                        NA           595
     Schiff Hardin & Waite                  6600 Sears Tower, Chicago, IL 60606-6473                     NA        13,154
     Sidley & Austin                        1501 K Street NW, Washington, DC 20005                       NA           688
     Simon Peragine Smith &                 Redfearn LLP, New Orleans, LA 70163-3000                     NA           246
     Steptoe & Johnson                      Clarksburg, WV 26302-1732                                    NA           711
     Thelen Reid & Priest LLP               40 West 57th Street, New York, NY 10019-4097                 NA           588
     Thorp Reed & Armstrong                 One Oxford Centre, Pittsburgh, PA 15219-1425                 NA           198
     Wolf Block Schorr and Solis Co.        1650 Arch Street, Philadelphia, PA 19103-2097                NA           191
     Wooden & McLaughlin LLP                1600 Capital Center South, Indianapolis, IN 46204            NA           114
     Wyatt, Tarrant & Combs                 250 West Main St. Suite 1700, Lexington, KY 40507-1746       NA           253

     256 Organizations                                                                                              3,630
                                                                                                                   ------

                                            Total Special Services - Legal                                                  36,614
                                                                                                                            ======

                                 SCHEDULE 923-A
           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923

                                                                                                     RELATIONSHIP
                                                                                                     "A"=ASSOCIATE
                                                                                                     "NA"=NON             AMOUNT
        FOR WHOM PURCHASED                        ADDRESS                                            ASSOCIATE      $000       $000
        ------------------                        -------                                            ---------      ----       ----
    3- Special Services - Consulting
    --------------------------------
       A. T. Kearney                   P. O. Box 96796, Chicago, IL 60693                                NA           4,660
       ACLOCHE LLC                     P O BOX 632997, Cincinnati, OH 45263-2997                         NA             273
       ADROIT SYSTEMS, INC.            8 PARTRIDGE WAY, Holliston, MA, 01746                             NA             131
       ALTRA SOFTWARE SERVICES, INC    1221 LAMAR, SUITE 950, Houston, TX, 77010                         NA             117
       AMERICAN MANAGEMENT SYSTEMS     P.O. BOX 101043, Atlanta, GA, 30392                               NA             130
       ANALYTECH CONSULTING            9111 BROADWAY, SUITE K, Merrillville, IN, 46410                   NA             124
       ARTHUR ANDERSEN LLP             P.O. BOX 13882, Newark, NJ, 07188-0882                            NA             526
       CEDAR ENTERPRISE SOLUTION       PO BOX 75209, Baltimore, MD, 21275-5209                           NA             340
       COMPUTER TASK                   P. O. BOX 711778, Cincinnati, OH, 45271-1778                      NA             501
       COMPUWARE CORPORATION           DRAWER #64376, Detroit, MI, 48264-0376                            NA             123
       CUSTOMER INFORMATION CONSULTI   134 W. ARBRE CROCHE CT., Porter, IN, 46304                        NA             323
       F1, INC.                        359 S. FRANKLIN ST., Valparaiso, IN, 46838-6423                   NA           1,409
       GARTNER GROUP, INC.             PO BOX 911319, Dallas, TX, 75391-1319                             NA             142
       GLOBAL INFORMATION TECH.        PO BOX 60839, Charlotte, NC, 28260-0839                           NA             107
       HARRIS, MACKESSY & BRENNAN,INC  42 E. GAY ST., STE.1310, Columbus, OH 43215                       NA             204
       INFORMATION CONTROL CORP.       2500 CORPORATE EXCHANGE DRIVE SUITE 310, Columbus, OH 43231       NA             303
       INFORMATION INTEGRATORS, INC.   2540 FOSSIL STONE ROAD, Dyer, IN, 46311-1956                      NA           1,532
       JEFFERSON WELLS INTERNATIONAL   BOX 68-4031, Milwaukee, WI, 53268-4031                            NA             134
       KINGWOOD CONSULTING GROUP, INC  17 SOUTH HIGH ST., STE. 1220, Columbus, OH, 43215                 NA             250
       KLS ENTERPRISES, INC            1760 STAGECOACH COURT, Powell, OH 43065                           NA             117
       L.E.K. CONSULTING LLC           P.O. BOX 845288, Boston, MA, 02284-5288                           NA             113
       MARKET STRATEGIES, INC          PO BOX 67000, Detroit, MI, 48267-1844                             NA             119
       MAXIM GROUP                     PO BOX 198572, Atlanta, GA, 30384-8572                            NA             269
       MCKINSEY & COMPANY INC          21 SOUTH CLARK STREET STE 2900, Chicago, IL, 60603-2900           NA           1,410
       MDSI MOBILE DATA SOLUTIONS INC  10271 SHELLBRIDGE WAY, Richmond, BC, V6X2S8                       NA             217
       MOBILE SOLUTION, INC.           14720 HARRISVILLE ROAD, Mt. Airy, MD, 21771                       NA             267
       RAPIDIGM                        8800 LYRA DRIVE SUITE 450, Columbus, OH, 43240                    NA             203
       RICHARD A SHEMENSKI             248 CAVENAUGH CT., Powell, OH, 43065                              NA             146
       STRATEGIC DECISIONS GROUP       135 SOUTH LASALLE STREET, Chicago, IL, 60674-4628                 NA             276
       STRICTLY BUSINESS               611 3RD AVE., SUITE 300, Hunington, WV, 25720-2076                NA             147
       TECHNOLOGY CONTRACT SOLUTIONS   820 LAFAYETTE RD., Hampton, NH, 03842                             NA             354
       TEKSYSTEMS                      P.O. BOX 198568, ATLANTA, GA 30384-8568                           NA             228
       TRANSTECH                       P.O. BOX 930798, ATLANTA, GA 31193-0798                           NA             174
       VISION INFORMATION SOLUTIONS    945 GLYN MORGAN CT, Newark, OH, 43055                             NA             139
       WILKERSON & ASSOCIATES          3339 TAYLORSVILLE ROAD, Louisville, KY, 40205-3103                NA             407
       WILLIAM M MERCER, INC           21633 NETWORK PLACE, Chicago, IL, 60673-1216                      NA             139

       218 Organizations                                                                                              3,735
                                                                                                                      -----
                                       Total Special Services - Consulting                                                    19,789
                                                                                                                              ======

                                 SCHEDULE 923-A
           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923

                                                                                                     RELATIONSHIP
                                                                                                     "A"=ASSOCIATE
                                                                                                      "NA"=NON           AMOUNT
                FOR WHOM PURCHASED                                ADDRESS                             ASSOCIATE       $000    $000
                ------------------                                -------                             ---------       ----    ----
      4-Special Services - Other
      --------------------------
        ACCOUNTEMPS                          P.O. BOX 6248, CAROL STREAM, IL 60197-6248                                 154
        ACLOCHE LLC                          P.O. BOX 62997, CINCINNATI, OH 45263-2997                                  193
        ADP INVESTOR COMMUNICATION           51 MERCEDES WAY, ENGEWOOD, NY 11717                                        108
        ARCUS DATA SECURITY                  DEPARTMENT 2022, SEATTLE, WA 98124-1936                                    144
        ARTHUR ANDERSEN LLP                  P.O. BOX 70630, CHICAGO, IL 63673-0630                                     320
        AT&T 7872                            7872 COLLECTION CENTER DRIVE, CHICAGO, IL 60693                            320
        BAY STATE GAS                        200 CIVIC CENTER DRIVE, COLUMBUS, OH 43215                                 207
        BMC SOFTWARE DISTRIBUTORS, INC       P.O. BOX 201040, HOUSTON, TX 77216                                         248
        CHASE MELLON SHAREHOLDER             SERVICES, ACCOUNTING DEPT., PITTSBURGH, PA 15251-6857                      260
        CHRISTENSEN & ASSOCIATES             P.O. BOX 4344, SCOTTSDALE, AZ 85261-4344                                   158
        CLARITAS                             P.O. BOX 7247-7380, PHILADELPHIA, PA 19170-7380                            175
        COLUMBIA GAS TRANSMISSION            200 CIVIC CENTER DRIVE, COLUMBUS, OH 43215                               2,265
        COLUMBIA GULF TRANSMISSION           200 CIVIC CENTER DRIVE, COLUMBUS, OH 43215                                 118
        COMPUTER ASSOCIATES INT.             P.O. BOX 360655, PITTSBURGH, PA 15251-6355                                 725
        COMPUWARE CORPORATION                DRAWER #64376, DETROIT, MI 48264-0376                                      107
        DISPATCH CONSUMER SERVICES INC       DEPTL-2335, COLUMBUS, OH 43260                                             208
        EMC2 CORPORATION                     DEPT CH 10648, PALATINE, IL 60055-0648                                     386
        EQUANT INTEGRATION SERVICES          P.O. BOX 861419, ORLANDO, FL 32886-1419                                    284
        EXPRESS PERSONNEL SERVICES           P.O. BOX 268951, OKLAHOMA CITY, OK 73126-8951                              113
        F1, INC                              359 S. FRANKLIN ST., VALPARAISO, IN 46383-6423                             104
        GARTNER GROUP, INC.                  P.O. BOX 911319, DALLAS, TX 75391-1319                                     204
        HEWITT ASSOCIATES, LLC (WIRE)        13880 DULLES CORNER LANE, HERNDON, VA 20171                                105
        HEWLETT-PACKARD                      P.O. BOX 101149, ATLANTA, GA 30392-1149                                    171
        IBM CORP                             BANK OF AMERICA, CHICAGO, IL 60693                                      10,348
        INFORMATION CONTROL COPR.            2500 CORPORATE EXCHANGE DR. S, COLUMBUS, OH 43231                          493
        INTERNOS, LLC                        P.O. BOX 711503, CINCINNATI, OH 45271-1503                                 102
        KFORCE                               P.O. BOX 277997, ATLANTA, GA 30384-7997                                    145
        KINGSTON & FAM, INC.                 171-SO. 450-W, VALPARAISO, IN 46385                                        123
        LEVI, RAY & SHOUP, INC.              2401 WEST MONROE, SPRINGFIELD, IL 62704                                    188
        LEXIS-NEXIS                          P.O. BOX 2314, CAROL STREAM, IL 60132-2314                                 129
        MANPOWER, INC.                       P.O. BOX 68-6003, MILWAUKEE, WI 53267-6003                                 109
        MARKETING SERVICES BY VECTRA         3990 BUSINESS PARK DR., COLUMBUS, OH 43204                                 397
        MELLON INVESTOR SERVICES             ACCOUNTING DEPT, PITTSBURGH, PA 15251-6857                                 970
        MOBILE DATA SOLUTION                 10271 SHELLBRIDGE WAY, RICHMOND BC, V6X2W8                                 156
        MOSSBERG & COMPANY, INC              P.O. BOX 210, SOUTH BEND, IN 46624-0210                                    404
        N SQUARED AVIATION, LLC              5201 INDUSTRIAL HIGHWAY, GARY, IN 46406-1125                               714
        NEW YORK STOCK EXCHANGE, INC         P.O. BOX 4530, NEW YORK, NY 10163                                          278
        NORTHERN INDIANA PUBLIC SERVICE      5201 INDUSTRIAL HIGHWAY, GARY, IN 46406-1125                               384
        PEOPLESOFT, USA, INC.                DEPT. CH10699, PALATINE, IL 60055-0699                                     547
        POMEROY COMPUTER RESOURCES           RESOURCES, INC., CINCINNATI, OH 45264-0381                                 758
        RHI CONSULTING                       P.O. BOX 6248, CAROL STREAM, IL 60197-6248                                 295
        S A S INSTITUTE, INC.                P.O. BOX 65505, CHARLOTTE, NC 28265-0505                                   262
        STANDARD & POOR'S INSTITUTIONAL      2542 COLLECTION CENTER DR., CHICAGO, IL 60693                              250
        STERLING SOFTWARE LEASING CO.        135 S. LASALLE DEPT 8210, CHICAGO, IL 60674-8210                           142
        STRICTLY BUSINESS                    P.O. BOX 2076, HUNINGTON, WV 25720-2076                                    341
        TEKSYSTEMS                           P.O. BOX 198568, ATLANTA, GA, 30384-8568                                 1,431
        WILLIAMS COMM SOLUTIONS, INC.        21398 NETWORK PLACE, CHICAGO, IL 60673-1213                                114
        XEROX CORPORATION                    P.O. BOX 802555, CHICAGO, IL 60680-2555                                    542


        951 ORGANIZATIONS                                                                                             7,880
                                                                                                                     ------

                                             Total Special Services - Other                                                  34,579
                                                                                                                             ------



                                             Total  All Special Services                                                     93,226
                                                                                                                             ======

             ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                        For the Year Ended December 31, 2001

                           EMPLOYEE PENSIONS AND BENEFITS

                                    ACCOUNT 926


          INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

          DESCRIPTION                                              AMOUNT
          -----------                                              ------
                                                                    $000
          Other Post-Employment Benefits                               274

          Medical Expense Plan                                       8,242

          Thrift Plan                                                2,210

          Pension Restoration Plan                                     369

          Long-Term Disability Insurance                               392

          Dental Assistance Plan                                       961

          Employee Relocation Expense                                2,174

          Educational Assistance                                       270

          Miscellaneous                                                354

          Employee Cafeteria Subsidy                                    58

          Employee Assistance Plan                                     540

          Flexible Spending Health & Dental                             47

          Group Life Insurance                                         713

          Employee Retirement Expense                                1,824
                                                                     -----

          Total                                                     18,428
                                                                    ======

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001


                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1

INSTRUCTIONS:       Provide a listing of the amount included in Account 930.1,
                    "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

  DESCRIPTION                      NAME OF PAYEE                       AMOUNT
  -----------                      -------------                       ------
                                                                       $000
Employee Recruiting/Advertising   Alpha Beta Press, Inc                 77
Employee Recruiting/Advertising   Capital City Consulting, Inc          11
Employee Recruiting/Advertising   Clear Channel Outdoor                 52
Employee Recruiting/Advertising   Columbus Broadcasting                  4
Employee Recruiting/Advertising   Debra MCClelland-Parker                3
Employee Recruiting/Advertising   Delite Outdoor Advertising             7
Employee Recruiting/Advertising   Eller Media Company                   28
Employee Recruiting/Advertising   First Impression Promotional          11
Employee Recruiting/Advertising   Fort Wayne Newspaper                  15
Employee Recruiting/Advertising   Franklin Communications               34
Employee Recruiting/Advertising   Green Light                            7
Employee Recruiting/Advertising   Heritage Media Corp                    4
Employee Recruiting/Advertising   HIS Energy                             4
Employee Recruiting/Advertising   Holcomb Gallager Adams                 8
Employee Recruiting/Advertising   Infinity Radio, INC                   24
Employee Recruiting/Advertising   Jacob Agency                          28
Employee Recruiting/Advertising   Lord, Sullivn & Yoder                 43
Employee Recruiting/Advertising   Marconi Company                       14
Employee Recruiting/Advertising   Matric Media                          16
Employee Recruiting/Advertising   Newspaper Network of Central Ohio     14
Employee Recruiting/Advertising   Pittsburgh Post Gazette                4
Employee Recruiting/Advertising   RedredBus. Class Production Products  13
Employee Recruiting/Advertising   Renard Represents                      9
Employee Recruiting/Advertising   Service Web Offset Corporation        13
Employee Recruiting/Advertising   Shaker Advertising Agency             71
Employee Recruiting/Advertising   Suburban News Publications             8
Employee Recruiting/Advertising   Susquehanna Radio Corp                 9
Employee Recruiting/Advertising   The Columbus Dispatch                  3
Employee Recruiting/Advertising   The David Group                       31
Employee Recruiting/Advertising   The Jefferson Company                  7
Employee Recruiting/Advertising   The Lamar Companies                   71
Employee Recruiting/Advertising   WAXF                                   7
Employee Recruiting/Advertising   WBZZ                                  15
Employee Recruiting/Advertising   WDVE-FM                               24
Employee Recruiting/Advertising   WFLS                                   5
Employee Recruiting/Advertising   WGET/WGTY                              3
Employee Recruiting/Advertising   WHP-AM                                 9
Employee Recruiting/Advertising   WJLM                                   4
Employee Recruiting/Advertising   WKJM-FM                               12
Employee Recruiting/Advertising   WKKO-FM                               18
Employee Recruiting/Advertising   WMJI                                  47
Employee Recruiting/Advertising   WRNL                                   3
Employee Recruiting/Advertising   WRVA                                   9
Employee Recruiting/Advertising   WTAM                                  36
Employee Recruiting/Advertising   All Others                           230
                                                                      ----

    TOTAL                                                            1065
                                                                     ====

      ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                 For the Year Ended December 31, 2001

                    MISCELLANEOUS GENERAL EXPENSES

                             ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2,
              "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by
              Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)(2) shall be separately classified.


                      DESCRIPTION                                AMOUNT
                      -----------                                ------
                                                                  $000
Employee Recruiting                                                  65

Dues and Memberships - Corporate                                    269

Aircraft Service                                                    304

Relocation                                                        1,020

Employee Training                                                 1,107

Other                                                            (4,126)
                                                                 -------
TOTAL                                                            (1,361)
                                                                 =======

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

                                      RENTS

                                   ACCOUNT 931


INSTRUCTIONS:    Provide a listing of the amount included in Account 931,
                 "Rents", classifying such expenses by major grouping of property, as defined in the account definition of the Uniform
                 System of Accounts.

                                                               AMOUNT
                                                               ------
                                                                $000
Data Processing                                                 7,614

Office Space                                                   21,634

Air Transportation                                                112

Miscellaneous                                                   1,857

Auto and General Tools                                             12

Communications                                                     69

                                                               ------
TOTAL                                                          31,298
                                                               ------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

                     TAXES OTHER THAN INCOME TAXES

                              ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class tax.

                                                                 AMOUNT
                                                                  -----
                                                                  $000
(1)  Other than U.S. Government Taxes:

          Property                                                1,332

          Sales and Use                                              30

          Unemployment                                               72

          License or Franchise                                       10
                                                                  -----
                     Total - other                                1,444

(2)  U.S. Government Taxes:

          Federal Insurance Contribution                          6,638

          Unemployment                                               47

          Miscellaneous                                               0
                                                                  -----
                    Total - Federal                               6,685


     TOTAL                                                        8,129
                                                                  -----


   ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                For the Year Ended December 31, 2001

                             DONATIONS

                           ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426-1,
               "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

        NAME OF RECIPIENT             PURPOSE OF DONATION             AMOUNT
        -----------------             -------------------             ------
                                                                       $000
Advance Air and Waste Management       Community Welfare                 14
Community Hospital Cancer Fund         Community Welfare                 10
Congregation of Holy Cross             Community Welfare                125
Elkhart Air Show                       Community Welfare                  6
First Night Columbus                   Community Welfare                  8
Gary Arrord Communities in School      Community Welfare                 25
Griffith Special Event                 Community Welfare                  3
Indiana Environmental Institute        Community Welfare                 12
Indiana State Museum Foundation        Community Welfare                167
Indiana Symphony Orchestra             Community Welfare                 13
Lundquist CNG Race Team                Community Welfare                 26
Louisiana Alive                        Community Welfare                  3
Martin University                      Community Welfare                 10
Northern Indiana Arts Association      Community Welfare                 84
Northwest Indiana Symphony             Community Welfare                 41
Rebuilding Together                    Community Welfare                  8
Thomas Green Associates                Community Welfare                 55
Utility Business Coalition             Community Welfare                 10
Valparaiso University                  Community Welfare                 68
United way                             Community Welfare                124
Youth Links Charity Golf Tournament    Community Welfare                 13
Miscellaneous (136)                                                     158
                                                                        ---

TOTAL                                                                   983
                                                                        ---

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

                                 OTHER DONATIONS

                                  ACCOUNT 426.5

INSTRUCTIONS:Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

                    DESCRIPTION                             AMOUNT
                                                             $000
                 Fees                                          4











TOTAL                                                          4

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001

       -------------------------------------------------------------------

                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME

       -------------------------------------------------------------------

       INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or

       -------------------------------------------------------------------

         Salaries and wages decreased $2.5 million in 2001 due to the offsetting effects of the merger accruals in 2000 and the increase in NiSource Corporate Services employees from 380 at 12/31/2000 to 1,425 at 12/31/2001.

              Other categories of expense that increased due to the
                    restructuring of the Corporation include:

         Office supplies and expenses                            $31.6 million
         Employee pensions and benefits                          $14.8 million
         Rents                                                   $23.2 million
         Outside services                                        $81.0 million

                    NISOURCE CORPORATE SERVICES COMPANY, INC.

                               Organization Chart


                                   Chairman, President and
                                            CEO
                                         Gary Neala
                                   -----------------------

Vice Chairman       COO          Executive VP      General Counsel     President Primary    Human Resources
 Steve Adik      Sam Miller         and CFO          Peter Fazio            Energy              Officer
                                Mike O'Donnell   Shiff Hardin & Waite     Mark Wyckoff          LaNette
                                                                                               Zimmerman
-------------  ---------------   --------------   --------------------  -----------------    ---------------
                 Accounting        Auditing           Corporate                                 Corporate
                  Services                            Secretary                               Communications
               ---------------   --------------   --------------------                       ---------------
                    Air          Consolidation       Environmental                           Human Resources
               Transportation                          Affairs                                  Benefits
               ---------------   --------------   --------------------                       ---------------
               ED Regulatory        Corporate            Legal                                    Payroll
                  & Gov't.          Treasury
               ---------------   --------------   --------------------                       ---------------
                     ED             Investor            Security
                  Marketing         Relations
               ---------------   --------------   --------------------
                  Enterprise          Risk
                  Multimedia       Management
                Communications
               ---------------   --------------
                  Executive           Tax
               ---------------   --------------
                  Facilities
                  Management
               ---------------
                  Finance &
                  Strategy
               ---------------
                    Fleet
                 Management
               ---------------
                 Government
                  Affairs
               ---------------
                    ?? &
                  Supplies
               ---------------
                   Merchant
                 Gas Supply
               ---------------
                 Procurement
               ---------------
                 Real Estate
                 Management
               ---------------

         ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.


                              METHODS OF ALLOCATION
--------------------------------------------------------------------------------


         The following Basis of Allocation have been approved by the SEC as a method of allocating Job Order charges and convenience payments directly to Associate Companies.

         -        Total Gross Fixed Assets and Total Operating Expenses

         -        Total Gross Fixed Assets

         -        Total Distribution Property and Distribution Expenses

         -        Total Production Property and Expense

         -        Total Storage Property and Expense

         -        Transmission Property and Transmission Expenses

         -        Total Operating Expenses and Gross Depreciable Property

         -        Gross Depreciable Property

         -        Number of Automobile Units Owned and Leased

         -        Number of Retail Customers

         -        Number of Regular Employees

         -        Fixed Allocation

         -        Number of Transportation Customers

         -        Total Employees and Customers

         -        Total Plant, State Employees and Customers

         -        Total Tariff and Transportation Customers

         -        Direct Costs

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2001


           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

--------------------------------------------------------------------------------

                         COMPENSATION FOR USE OF CAPITAL
                    SUMMARY OF BILLING TO ASSOCIATE COMPANIES

                                                                           Direct &
                                                                          Allocated             Compensation
                              Company                                       Labor                  Billed
--------------------------------------------------------------------    ---------------       ------------------
                                                                             $000                   $000
Columbia Energy Group                                                              297                       18
Columbia Gulf Transmission Company                                               2,387                       94
Columbia Energy Services Corporation                                               279                       12
Columbia Propane Corporation                                                       491                       26
Columbia Electric Corporation                                                       10                        2
Columbia LNG Corporation                                                            36                        1
Columbia Service Partners                                                            6                        0
Columbia Network Services Corporation                                                8                        0
Columbia Insurance Corporation, Ltd.                                                57                        2
Columbia Transmission Communications Corporation                                   356                       14
Columbia Gas of Kentucky, Inc.                                                   1,159                       46
Columbia Gas of Ohio, Inc.                                                       8,843                      352
Columbia Gas of Maryland, Inc.                                                     499                       19
Columbia Gas of Pennsylvania, Inc.                                               3,803                      149
Columbia Gas of Virginia, Inc.                                                   2,446                       99
Columbia Pipeline Corporation                                                        9                        0
Columbia Finance Co.                                                                 4                        0
Columbia Energy Group Capital Corporation                                           17                        1
Columbia Petroleum Corporation                                                      62                        3
Columbia Gas Transmission Corporation                                            8,680                      338
Columbia Atlantic Trading Corporation                                                1                        0
Columbia Energy Resources, Inc.                                                  3,519                      135
Columbia Remainder Corporation                                                      30                        1
NiSource, Inc.                                                                     338                       12
NiSourceCrossroads Pipeline                                                         92                        3
Northern Indiana Public Service Company                                          9,896                      357
Nisource Development Company, Inc                                                  189                        7
Nisource Capital Markets                                                             8                        0
Nisource Energy Services, Inc                                                       15                        1
Kokomo Gas and Fuel Company                                                        111                        4
Northern Indiana Fuel and Light Company                                            126                        4
Bay State Gas Company                                                            3,005                      108
Nisource Pipeline Group, Inc                                                        41                        1
Energy USA, Inc                                                                    971                       35
Primary Energy, Inc                                                                170                        6
IWC Resource Corporation                                                           518                       19
SM&P Resources, Inc                                                                145                        5
Granite Gas Transmission                                                             1                        0
Nisource Finance Company                                                            86                        3
Northern Utilities Maine                                                            52                        2
Northern Utilities New Hampshire                                                   128                        4
Nisource Energy Technology                                                           9                        0
Bay State Massachusetts                                                             18                        1
Northern Indiana Public Merchant                                                 2,302                       74
                                                                        ---------------       ------------------
     Total                                                                      51,222                    1,960
                                                                        ===============       ==================


The above is a summary of the Compensation for Use of Capital billed to each company. Attached is a sample of the annual statement sent to each associate company. Since they are identical except for the amount billed, the summary is included in lieu of forty-four individual statements (see page 47).

                    NISOURCE CORPORATE SERVICES COMPANY, INC.

                         COMPENSATION FOR USE OF CAPITAL
--------------------------------------------------------------------------------
                                    BILLED TO

                       COLUMBIA GULF TRANSMISSION COMPANY

                                   DURING 2001
--------------------------------------------------------------------------------

                                                           SYSTEM        MONTHLY        MANAGEMENT
              INTEREST                                    DIRECT &         RATE          D&A LABOR        COMPENSATION
BILLING          TO           NET         TOTAL           ALLOCATED       COL. 3/        BILLED TO           BILLED
 MONTH         PARENT       INCOME    COMPENSATION          LABOR         COL. 4            CGT         COL. 5 x COL. 6
---------   ------------    -------   -------------    --------------    ---------    -------------     ----------------
                 (1)          (2)          (3)               (4)            (5)             (6)                (7)
JANUARY       163,335.62      0.00      163,335.62        912,098.93     17.90766        60,813.20          10,890.22
FEBRUARY      163,335.62      0.00      163,335.62      3,923,139.67      4.16339       208,999.39           8,701.46
MARCH         163,335.62      0.00      163,335.62      3,664,214.60      4.45759       153,881.55           6,859.41
APRIL         163,335.62      0.00      163,335.62      4,061,435.34      4.02162       214,392.04           8,622.04
MAY           163,335.62      0.00      163,335.62      4,290,803.03      3.80664       174,119.10           6,628.10
JUNE          163,335.62      0.00      163,335.62      4,138,578.64      3.94666       172,603.87           6,812.09
JULY          163,335.62      0.00      163,335.62      4,506,799.97      3.62420       197,698.05           7,164.98
AUGUST        163,335.62      0.00      163,335.62      4,378,608.29      3.73031       193,802.87           7,229.45
SEPTEMBER     163,335.62      0.00      163,335.62      4,829,113.23      3.38231       233,029.02           7,881.77
OCTOBER       163,335.62      0.00      163,335.62      4,783,366.67      3.41466       228,717.04           7,809.91
NOVEMBER      163,335.62      0.00      163,335.62      6,814,967.13      2.39672       337,433.74           8,087.34
DECEMBER      163,335.35      0.00      163,335.35      4,918,398.24      3.32091       211,728.18           7,031.29
                            -------   -------------    --------------    ---------    -------------     --------------
            1,960,027.17      0.00    1,960,027.17     51,221,523.74      3.82657     2,387,218.05          93,718.04
            =============   =======   =============    ==============    =========    =============     ==============

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                             NISOURCE CORPORATE SERVICES COMPANY, INC.


                             By:
                                 ---------------------------------------
                                   Vincent DeVito
                                   Controller


Date: April 26, 2002